SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Barington/Hilco Acquisition Corp.

(Name of Issuer)
Common Stock, par value $.0001

(Title of Class of Securities)
06759V1017

(CUSIP Number)
Mr. James A. Mitarotonda
Barington/Hilco Acquisition Corp.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Companies Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
651,375

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
651,375

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
651,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
OO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Capital Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
651,375

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
651,375

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
651,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
PN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LNA Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
651,375

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
651,375

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
651,375

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.4%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James A. Mitarotonda

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
658,875

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
658,875

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
658,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.5%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Barington/Hilco Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 888 Seventh Avenue, 17th Floor, New York, NY 10019.

Item 2.	Identity and Background.

(a) - (c) This Statement is being filed by Barington Companies Advisors, LLC (“BCA”), Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).
As of the close of business on February 23, 2015, the Reporting Entities are the beneficial owners of, in the aggregate, 658,875 shares of Common Stock, representing approximately 11.5% of the 5,738,069 shares of Common Stock issued and outstanding on that date (the “Issued and Outstanding Shares”).

Barington Companies Advisors, LLC is a Delaware limited liability company.  The principal business of Barington Companies Advisors, LLC is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

Barington Companies Advisors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P.  Barington Capital Group, L.P. is a New York limited partnership.  The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies.  The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.
The general partner of Barington Capital Group, L.P. is LNA Capital Corp.  LNA Capital Corp. is a Delaware corporation.  The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P.  The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.  James A. Mitarotonda, a United States citizen, is the sole stockholder and director of LNA Capital Corp.  The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule I and incorporated herein by reference in this Item 2.  The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P.  The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.
The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

 (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of 651,375 of the securities reported herein were derived from available working capital of BCA.
Funds for the purchase of 7,500 of the securities reported herein were derived from Mr. Mitarotonda’s private funds.
Item 4.	Purpose of Transaction.

Insider Shares
BCA purchased 528,875 shares of Common Stock (the “Insider Shares”) on September 17, 2014 for an aggregate purchase price of $10,577.50 in cash, or approximately $0.02 per share, and Mr. Mitarotonda purchased 7,500 Insider Shares on September 17, 2014 for an aggregate purchase price of $150.00 in cash, or approximately $0.02 per share.  The terms of the Insider Shares are governed by the letter agreements with the Issuer effective as of February 5, 2015 (the “Insider Letters”),
Private Units
Pursuant to a subscription agreement dated as of February 5, 2015 between BCA and the Issuer (the “Subscription Agreement”), BCA agreed to purchase 122,500 units (the “Private Units”) on the date that the Issuer’s initial public offering was consummated. Each Private Unit consists of (i) one share of Common Stock, (ii) one right to receive one-tenth of one share of Common Stock automatically on the consummation of an initial business combination and (iii) one warrant entitling the holder thereof to purchase one-half of one share of Common Stock at a price of $12.50 per full share (the “Private Warrants”). The Private Warrants become exercisable on the later of the completion of the Issuer’s initial business combination and February 5, 2016, and will expire three years after the completion of the Issuer’s initial business combination.
On February 11, 2015, the Issuer consummated its initial public offering of 4,000,000 units, and, pursuant to the Subscription Agreement, BCA purchased 122,500 Private Units.
Stock Escrow Agreement
Pursuant to a Stock Escrow Agreement between the Issuer, BCA and Continental Stock Transfer & Trust Company (the “Stock Escrow Agreement”), on February 5, 2015, the Insider Shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, 50% of the Insider Shares will not be transferred, assigned, sold or released from escrow until the earlier of one year after the date of the consummation of the Issuer’s initial business combination and the date on which the closing price of the Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial business combination and the remaining 50% of the Insider Shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Issuer’s initial business combination, or earlier, in either case, if, subsequent to our initial business combination, the Issuer completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. The limited exceptions referred to above include (1) transfers among the insiders, to the Issuer’s officers, directors, advisors and employees, (2) transfers to an insider’s affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, (6) private sales made at prices no greater than the price at which the securities were originally purchased or (7) transfers to the Issuer for cancellation in connection with the consummation of an initial business combination, in each case (except for clause 7) where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of the Insider Shares including, but not limited to, the terms of the Insider Letters.

Registration Rights
The holders of the Insider Shares issued and outstanding on the date of the prospectus associated with the Issuer’s initial public offering, as well as the holders of the Private Units (and underlying securities) and any shares the Issuer’s insiders, officers, directors or their affiliates may be issued in payment of working capital loans made to the Issuer, will be entitled to registration rights pursuant to a registration rights agreement entered into on February 5, 2015 among the Issuer, BCA and EarlyBirdCapital, Inc. (the “Registration Rights Agreement”). The holders of a majority of these securities are entitled to make up to two demands that the Issuer register such securities. The holders of the majority of the Insider Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private units or shares issued in payment of working capital loans made to us can elect to exercise these registration rights at any time after the Issuer consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed by the Issuer subsequent to the consummation of the Issuer’s initial business combination.
Item 5.	Interest in Securities of the Issuer.

(a)        As of the close of business on February 23, 2015, BCA beneficially owns an aggregate of 651,375 shares of Common Stock, representing approximately 11.4% of the Issued and Outstanding Shares.  As the majority member of BCA, Barington Capital Group, L.P. may be deemed to beneficially own the 651,375 shares of Common Stock beneficially owned by BCA.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 651,375 shares of Common Stock beneficially owned by BCA.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 651,375 shares of Common Stock beneficially owned by BCA.  In addition, Mr. Mitarotonda owns 7,500 shares of Common Stock in his personal capacity.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 285,582 shares of Common Stock beneficially owned by BCA and the 7,500 shares of Common Stock he owns in his personal capacity.  Mr. Mitarotonda disclaims beneficial ownership of the 651,375 shares of Common Stock beneficially owned by BCA except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each Reporting Entity is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.
(b)       Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James A. Mitarotonda believe that, by virtue of their respective positions described in paragraph (a), each of them may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person, regardless of the fact that multiple persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other persons within the same chain of ownership.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

(c)       Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Common Stock in the past 60 days.
(d)       Not applicable.
(e)       Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Other than the agreements described in Exhibits 1-5 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.

1. Insider Letter, dated as of  February 5, 2015 between the Issuer and BCA.
2. Insider Letter, dated as of February 5, 2015 between the Issuer and Mr. Mitarotonda.
3. Subscription Agreement, dated as of February 5, 2015 between the Issuer and BCA.
4. Stock Escrow Agreement, dated as of February 5, 2015 between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-200180), filed with the Securities and Exchange Commission on January 27, 2015).

5. Registration Rights Agreement, dated as of February 5, 2015 between the Issuer and certain Investors (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333200180), filed with the Securities and Exchange Commission on January 27, 2015).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 2015

BARINGTON COMPANIES ADVISORS LLC

	By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON CAPITAL GROUP, L.P.

	By:	LNA Capital Corp., its general partner

	By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

	By:	/s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

[Signature Page to Schedule 13D]

SCHEDULE I
Officers of LNA Capital Corp.
Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Chairman, President, CEO and Treasurer	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jared L. Landaw Secretary	Chief Operating Officer and General Counsel of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019